

July 1, 2022

Kaes Van't Hof
Chief Financial Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, Texas 79701

> **Re: Diamondback Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated June 23, 2022**
> **File No. 001-35700**

Dear Mr. Van't Hof:

We have reviewed your June 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2022 letter.

Response dated June 23, 2022

Form 10-K Filed February 24, 2022
Risk Factors, page 27

1. Your response to prior comment 2 states that the primary effect of transition risks related to climate change is the risk of reduced demand for oil and natural gas, which could reduce the prevailing price for oil and natural gas. Please tell us how you considered providing disclosure that addresses the effect of transition risks related to climate change on your business and financial strategy more generally.

2. We note from your response to prior comment 3 that you disclosed the risk of litigation related to the achievement of your climate change-related initiatives in your Form 10-Q for the three-month period ended March 31, 2022. Please tell us how you considered

providing expanded disclosure addressing the broader risks associated with the possibility of litigation related to climate change and its potential impact or revise to provide this type of disclosure.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46</u>

3. Your response to prior comment 5 cites disclosure in your Form 10-K discussing the impacts of increased competition to introduce new products and services using new technologies. Tell us how you considered including disclosure specifically referencing competition to develop products that result in lower emissions.

4. From your response to prior comment 5, we note that to the extent that your core business carries reputational risks, you would experience that risk through reduced demand for oil and natural gas or through an increased cost of capital. Acknowledging the portion of your response regarding your recent experiences, provide us with additional information explaining your disclosure considerations related to the effect of climate-related reputational risks on the availability of capital on terms acceptable to you or at all. In this connection, we note that the section of your Corporate Sustainability Report regarding climate-related risks states that your "perceived reputation could decrease or increase [y]our cost of doing business."

5. In response to prior comment 6 you state that weather events may have a significant and immediate impact on the exploration and production sector and/or the energy industry generally with varying impacts on individual companies, including on your customers and suppliers. Further explain to us how you considered providing disclosure regarding the potential for indirect weather-related impacts that have affected or may affect your customers or suppliers.

6. Your response to comment 6 states that you are unaware of any impact on the cost or availability of insurance stemming from weather-related events. Our prior comment is re-issued in part as it does not appear that you provided the quantitative information previously requested.

Please contact Michael Purcell at 202-551-5351 or Ethan Horowitz at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John Goodgame